UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Termination of Patent Purchase Agreement

As previously disclosed in a current report on Form 6-K dated June 24, 2024, Fangdd Network Group Ltd. (the “Company”) entered into a patent purchase agreement (the “Patent Purchase Agreement”) to acquire certain patents related to cloud computing technology in China, as part of the Company’s strategy to expand into technology-enabled real estate management business. Under the Patent Purchase Agreement, the purchase price for the patents was US$35,000,000, and if certain conditions were met, the seller was entitled to receive additional earnout payments; in the event the transaction did not close by September 21, 2024, either party could terminate the agreement by providing written notice, without incurring liability to the other party. Since the transaction under the Patent Purchase Agreement did not close, the parties executed a termination agreement (the “Termination Agreement”) on January 15, 2025, through which the parties mutually agreed to terminate the Patent Purchase Agreement and any transactions contemplated thereunder.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of such agreement furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Termination Agreement between Fangdd Network Group Ltd. and certain company

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: January 17, 2025

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